Mail Stop 4561


								June 14, 2007






Mr. Corey L. Johnson
President and Chief Executive Officer
Silver State Bancorp
40 North Green Valley Parkway
Henderson, Nevada 89014


Re: 	Silver State Bancorp
      Amendment Number One to Registration Statement on Form S-1
      File No. 333-142110
      Filed May 25, 2007



Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Our Business, page 1
1. We note your response to comment 4 of our letter to you dated
May
15, 2007.  Please revise this section as follows:
* disclose in the second paragraph on page 2 that twenty two percent
of your deposits are from three depositors and that two of the three
depositors are related; and
* disclose in the second paragraph on page 2, the extent which the
20
largest depositors are also borrowers.

2. We note your response to the first bullet point of comment 5 of our letter to you dated May 15, 2007. Please revise your discussion of the FDIC Deposit Market Share Report, in the second paragraph on page 1, as follows:
* clarify the basis for the various rankings that you cite;
* supplement your claim that Silver State Bank is the 14th largest bank in Nevada with disclosure that its market share of deposits in
Nevada is six tenths of one percent; and
* disclose, in the next paragraph, comparable rating data for Choice
Bank in the Arizona and Scottsdale markets.


Our Market Areas, page 2
3. We note your response to comment 6 of our letter to you dated
May
15, 2007.  Please revise your disclosure as follows:
* one competitor of Silver State Bank, a national bank, has more than fifty seven percent market share of deposits in Nevada;
* five competitors of Silver State Bank in the aggregate have more than eighty four percent market share of deposits in Nevada and each of these competitors are affiliated with national banks; and
* update your discussion of competitive pricing pressure.

Insider Ownership, page 5
4. Please revise your disclosure in this section, the risk factor on page 15 and on page 97, as follows:
* disclose that the amount and percentage may increase after the offering since the directors and executive officers have over one million unexercised stock options and that you intend to award additional options to them after the offering; and
* disclose that the amount and percentage will increase since you intend to award stock appreciation rights and restricted stock to them after the offering.


Risk Factors, page 8
5. We note your changes to the risk factors relating to interest rates on pages 10 and 11. Please update this disclosure to reflect trends in interest rates since March 31, 2007. Please discuss the consequences of rising rates on you, including the impact on your profitability, in clear terms.

6. We note your response to comment 5 of our letter to you dated
May
15, 2007. Please revise the risk factor relating to your deposits, on page 15, as follows:
* as we requested, disclose the extent to which you provide loans to these 20 larger depositors;
* explain how the loss of major depositors would effect your liquidity;
* provide detail regarding your reference to the "nature of our larger customers` businesses;" and
* provide more detail regarding your statement that deposit balances
"fluctuate significantly from month to month" and describe the risks associated with such fluctuations.

7. We note your response to comment 14 of our letter to you dated
May
15, 2007. Please revise the risk factor relating to stock eligible for sale in the near future, on page 16, to include discussion of the approximately 5.4 million shares that will be available for sale and the stock options to purchase over 1 million shares.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 24

Executive Summary, page 24
8. We note your response to comments 15 and 16 of our letter to you dated May 15, 2007. Please provide analysis, consistent with Release
No. 33-8350 and Instruction 3 to Item 303(a), of the following:
* the recent increase in interest rates and the effect on you;
* the intense pricing pressure on interest rates for deposits and loans, the fact that you compete with large national or international financial institutions, and its effect on you including the effect on net income;
* over ninety five percent of your loans are variable and its effect on you including the effect on provisions for loan losses;
* over fifty seven percent of your loans have maturities of less than one year;
* twenty two percent of your deposits are from three depositors and that two of those depositors are related; and
* deposit balances "fluctuate significantly from month to month."


Competition, page 48
9. We note your response to comment 19 of our letter to you dated
May
15, 2007.   Please revise this section to provide more detail
specific to your company consistent with Item 101(c)(1)(x)
including,
but not limited to, the following:
* clarify the basis for the various rankings that you cite;
* disclose the respective market share of deposits that Silver
State
Bank and Choice Bank have;
* provide rankings based on assets;
* disclose that five competitors of Silver State Bank in the aggregate have more than eighty four percent market share of deposits in Nevada and each of these competitors are affiliated with national banks;
* as we requested, identify one or a small number of competitors who
are dominant in your market;
* as we requested, disclose more detail regarding both the
positive
factors and the negative factors pertaining to your competitive position relative to your competitors; and
* delete or provide the basis for your statement that "we do not believe that any one competitor is dominant in either market area in our core competences" given the fact that one competitor of Silver State Bank has over fifty seven percent of the deposits in Nevada and
35 offices, another has a market share of over seven percent and
84
offices and another has a market share of over six percent and 114 offices.


Lending Activities, page 49
10. We note your response to comment 20 of our letter to you dated May 15, 2007. Please quantify the extent to which you lend to developers who do not have leases for at least fifty percent of the respective property.



Compensation Discussion and Analysis, page 84
11. We note your response to comment 23 of our letter to you dated May 15, 2007. Please disclose, if true, that you do not have any present intention to make any changes in executive compensation in
the current fiscal year.   Otherwise, please disclose any such
intentions.


Bonus Plan, page 85
12. We note your response to comment 20 of our letter to you dated May 15, 2007. As we requested, please explain in "clear concise and understandable" language how your determination of the amount of bonus for each individual is different from your determination of the amount of the base salary. In addition, as we requested, please discuss, pursuant to Item 402 (b)(2)(v), the specific items of corporate performance on which you base the bonus and explain how you determine the amount of the bonus for each person.


Principal Stockholders, page 96
13. We note your response to comment 27 of our letter to you dated May 15, 2007. Please disclose the parson(s) with dispositive powers for the Yanke estate.


Note 1. Nature of Banking Activities and Summary of Significant
Accounting Policies

Stock Option Plans, page F-22
14. We note from your response to prior comment 26 that you
modified
stock options to accelerate the vesting in calendar 2005 to be
100%
vested in anticipation of adverse accounting treatment under SFAS 123R. Please revise here to provide a detailed and robust discussion of the terms of the modification and its result. Specifically disclose your estimate of the amount and timing of compensation expense that would have been recognized had you not accelerated the vesting of your stock options. Refer to SAB Topic 14:K.












      * * * * * * * * * * * * *





      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.




						Sincerely,



						Michael Clampitt
						Senior Attorney



cc. Robert C. Azarow, Esquire
Thacher Proffitt & Wood LLP
Two World Financial Center
New York, New York 10281




Mr. Corey L. Johnson
Silver State Bancorp
June 14, 2007
Page 1